FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-174043

October 9, 2012

WESTERN GAS PARTNERS, LP

$150,000,000 RE-OPENING OF 4.00% SENIOR NOTES DUE 2022

Issuer:	Western Gas Partners, LP

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Pricing Date:	October 9, 2012

Settlement Date (T+7):	October 18, 2012

Maturity Date:	July 1, 2022

Principal Amount:	$150,000,000

Benchmark Treasury:	1.625% due August 15, 2022

Benchmark Price / Yield:	99-8+ / 1.706%

Spread to Benchmark:	+165 bps

Yield to Maturity:	3.356%

Coupon:	4.000%

Public Offering Price:	105.292%

Proceeds Before Underwriting Fees:	$157,938,000.00

Accrued Interest From June 28, 2012:	$1,833,333.33

Total Proceeds:	$159,771,333.33

Net Proceeds After Underwriting Fees:	$158,796,333.33

Optional Redemption:	Redeemable at any time before April 1, 2022 in amount equal to the principal amount plus a make whole premium, using a discount rate of T+ 37.5 bps, plus accrued and unpaid interest. Redeemable at any time on or after April 1, 2022 in amount equal to the principal amount plus accrued and unpaid interest.

Interest Payment Dates:	July 1 and January 1, beginning on January 1, 2013

CUSIP / ISIN:	958254AB0 / US958254AB09

Joint Book-Running Managers:	RBS Securities Inc.
DNB Markets, Inc.
Mitsubishi UFJ Securities (USA), Inc.
Scotia Capital (USA) Inc.
UBS Securities LLC

Co-Managers:	Comerica Securities, Inc.
BMO Capital Markets Corp.
RBC Capital Markets, LLC

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBS Securities Inc. toll-free at 1-866-884-2071. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated October 9, 2012 (the “Preliminary Prospectus Supplement”). The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.